
07003675

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47589

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Babson Capital Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Independence Wharf, 470 Atlantic Avenue
(No. and Street)

Boston, MA 02210-2208
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Batsimm, Treasurer (617) 761-3710
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

99 High Street, Boston, MA 02110-2371
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 28 2007
THOMSON
FINANCIAL


SEC MAIL PROCESSING
RECEIVED
MAR 01 2007
WASH, D.C.
202
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Kellogg, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Babson Capital Securities Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Kelly Ann Gillis
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


KELLY ANN GILLIS
MY COMM. EXPIRES
DEC. 15, 2011
COMMONWEALTH OF MASSACHUSETTS
NOTARY PUBLIC

KELLY ANN GIL...
Notary Publi...
Commonwealth of Ma...
My Commission ...
December 15, ...

BABSON CAPITAL SECURITIES INC.

December 31, 2006

Table of Contents



KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 507 8321
Internet www.us.kpmg.com

Independent Auditors' Report

The Board of Directors
Babson Capital Securities Inc.:

We have audited the accompanying statement of financial condition of Babson Capital Securities Inc. (the Company) as of December 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Babson Capital Securities Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, II, and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Boston, Massachusetts
February 23, 2007

BABSON CAPITAL SECURITIES INC.

(A Wholly Owned Subsidiary of Babson Capital Management LLC)

Statement of Financial Condition

December 31, 2006

Assets:		
Cash and cash equivalents	$	838,011
Income tax receivable from affiliate		253,685
Prepaid expenses and other assets		37,299
	$	1,128,995
Liabilities:		
Accounts payable and accrued expenses	$	17,550
Deferred tax liability		22,200
		39,750
Stockholder's equity:		
Common stock, $0.01 par value. Authorized 200,000 shares; issued and outstanding 600 shares		6
Additional paid-in-capital		2,548,154
Accumulated deficit		(1,458,915)
		1,089,245
	$	1,128,995

See accompanying notes to financial statements.

BABSON CAPITAL SECURITIES INC.

(A Wholly Owned Subsidiary of Babson Capital Management LLC)

Statement of Operations

Year ended December 31, 2006

Revenues:		
Administrative fees	$	2,519,832
Investment income		32,651
		2,552,483
Expenses:		
Advisory fees – payment to distributors		2,519,749
Compensation		430,491
Depreciation		11,441
Investment services		65,690
Occupancy		20,712
Office expenses		14,261
Others		23,147
Professional fees		16,361
Systems expenses		12,713
		3,114,565
Loss before income tax benefit		(562,082)
Income tax benefit		254,473
Net loss	$	(307,609)

See accompanying notes to financial statements.

BABSON CAPITAL SECURITIES INC.
(A Wholly Owned Subsidiary of Babson Capital Management LLC)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2006

	Common stock			Additional paid-in capital	Accumulated deficit	Total
	Shares		Amount			
Balance, December 31, 2005	600	$	6	2,057,197	(1,151,306)	905,897
Contributed capital	—		—	490,957	—	490,957
Net loss	—		—	—	(307,609)	(307,609)
Balance, December 31, 2006	600	$	6	2,548,154	(1,458,915)	1,089,245

See accompanying notes to financial statements.

BABSON CAPITAL SECURITIES INC.
(A Wholly Owned Subsidiary of Babson Capital Management LLC)

Statement of Cash Flows

Year ended December 31, 2006

Cash flows from operating activities:		
Net loss	$	(307,609)
Expenses reimbursed by Babson Capital Management LLC		490,957
Adjustment to reconcile net loss to net cash provided by operating activities – change in:		
Accounts receivable		67,192
Income tax receivable from affiliate		(32,325)
Prepaid expenses and other assets		20,651
Accounts payable and accrued expenses		(84,130)
Accrued compensation		(4,274)
Deferred income tax		31,973
Net cash provided by operating activities		182,435
Cash, beginning of year		655,576
Cash, end of year	$	838,011
Supplemental disclosure of cash flow information:		
Cash received under tax allocation agreement	$	222,148
Supplemental disclosure of noncash financing activities:		
Noncash capital contribution	$	490,957

See accompanying notes to financial statements.

(1) Operations and Organization

Babson Capital Securities Inc. (the Company) was organized as a Massachusetts corporation on June 30, 1994. The Company is a wholly-owned subsidiary of Babson Capital Management LLC (Babson Capital) (an indirect subsidiary of Massachusetts Mutual Life Insurance Company (MassMutual). The Company is registered as a broker and dealer under the Securities Exchange Act of 1934.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

Cash represents monies held in bank accounts under normal commercial terms. Investments in money market funds and securities with initial maturities of three months or less are considered to be cash equivalents. Such investments are carried at cost, which approximates market value.

(b) Income Taxes

A tax sharing agreement covers the members of the MassMutual consolidated group and all single member limited liability companies owned by the consolidated group members (collectively, the Parties). That agreement generally requires each Party to pay MassMutual to the extent its activity increases the consolidated federal income tax liability, and requires MassMutual to pay each Party to the extent that Party's activity decreases the consolidated federal income tax liability. These tax sharing payments are calculated and paid on a quarterly basis. As of December 31, 2006, $253,685 was receivable from MassMutual for consolidated federal income taxes.

The Company provides for the financial recording of income taxes on the liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(c) Administrative Fees/Advisory Fee -Payments to Distributors

The Company earns administrative fees from Babson Capital for placements of interests in investment funds in addition to retainer fees and out-of-pocket costs incurred for such placements. Administrative fees are accrued when earned. For the year ended December 31, 2006, the total administrative fees were $2,519,832.

In November 23, 2004, the Company entered into an agreement whereby it enlisted a provider to assist with the preparation for and placement of equity interests in the investment fund Tower Square Capital Partners II, which is managed by Babson Capital. The provider's activities in connection with this engagement were to include sales and marketing of the fund. For the year ended December 31, 2006, substantially all of the administrative fees earned by the Company were related to the activities of this single provider, which were paid to the Company by Babson Capital.

(Continued)

(d) Expense Agreement

The Company has an agreement with Babson Capital, under which Babson Capital provides the Company with management, administrative facilities, and services, including the use of Babson Capital's sales personnel. As part of this agreement, Babson Capital acts as the Company's paying agent for payment of the Company's expenses. Fees for these services are based on the Company's pro-rata use of Babson Capital personnel, applied to those allocable expenses incurred by Babson Capital. These expenses primarily include compensation expense, payroll taxes and benefits, occupancy, and office services. In 2006, Babson Capital allocated $490,957 of these expenses to the Company.

In addition, Babson Capital reimburses the Company for its allocated expenses through a capital contribution in order to allow the Company to meet its required minimum capital amounts. Accordingly, the statement of financial condition and related statements of operations and cash flows may not be indicative of the financial position of the Company at December 31, 2006 and its results of operations and its cash flows for the year then ended had the Company operated as an independent entity.

The Company is compensated for MassMutual's use of the tax losses created by the noncash expenses allocated to the Company from, and paid for the Company by, Babson Capital. The allocated expense amounts for the year ended December 31, 2006 were $490,957, resulting in a tax benefit of approximately $196,000, based on the combined federal and state effective tax rate of approximately 40%. This tax benefit amount is included in the income tax benefit reflected on the statement of operations for the year ended December 31, 2006.

(e) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of income and expenses during the period. Actual results could differ from these estimates.

(3) New Accounting Developments

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement 109* (FIN 48). FIN 48 supplements FASB 109 by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The adoption of FIN 48 will require financial statements to be adjusted to reflect only those tax positions that are more likely than not to be sustained as of the adoption date. FIN 48 will become effective for fiscal years beginning after December 15, 2006. Management is currently evaluating the impact that the adoption of FIN 48 will have on the financial statements.

(4) Concentration of Risk

The Company derives substantially all of its revenues from Babson Capital. In the event that Babson Capital were to cease its relationship and stop dealing with the Company, it is possible the severe disruption in business could prevent the Company from continuing as a going concern. However, the Company's management believes that there should not be any substantial doubts about the Company's ability to continue as a going concern for a reasonable time period.

(5) Income Taxes

The components of income taxes included in the statement of operations for the year ended December 31, 2006 are as follows:

Income tax benefit:		
Current benefit:		
Federal	$	200,034
State		86,413
Total current income tax benefit		286,447
Deferred expense:		
Federal		(24,596)
State		(7,378)
Total deferred income tax expense		(31,974)
Income tax benefit	$	254,473
Breakdown of income tax benefit components and effective tax rate:		
Provision for income taxes at the U.S. federal rate 35%	$	196,729
State tax, net of Federal effect		31,612
Other		26,132
Total	$	254,473
The deferred tax asset is composed of the following:		
Deferred tax assets:		
State net operating losses	$	16,800
Other		1,661
Total deferred tax assets		18,461
Less: valuation allowance		(16,800)
Net deferred tax asset:		1,661
Deferred tax liability:		
Prepaid expenses		(23,861)
Total deferred tax liability		(23,861)
Net deferred tax liability	$	(22,200)

(Continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the amount of taxes paid in prior years, scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in this assessment.

The Company had a valuation allowance of $16,800 as of December 31, 2006 which is attributable to state net operating losses that management believes will not be realized prior to their expiration.

The United States Internal Revenue Service (IRS) has completed its examination of the Company's income tax return through the year 2000 and is currently examining the years 2001 through 2003. Management believes adjustments, which may result from such examinations, will not materially affect the Company's financial position.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $761,594, which was $736,594 in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2006 was 0.05 to 1.

Exemption from Rule 15c3-3

The Company operates pursuant to the exemption provisions of (k)(2)(i) under Rule 15c3-3 of the Securities Act of 1934.

Schedule I

BABSON CAPITAL SECURITIES INC.

(A Wholly Owned Subsidiary of Babson Capital Management LLC)

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2006

Capital – stockholder's equity	$	1,089,245
Deductions – nonallowable assets:		
Receivable from affiliate under tax allocation agreement		(253,685)
Prepaid expenses and other assets		(37,299)
Haircut on cash equivalents		(11,667)*
Haircut on excess insurance coverage		(25,000)
Net capital	$	761,594
Aggregate indebtedness	$	39,750
Minimum net capital requirement of broker or dealer (the greater of 6 2/3% of aggregate indebtedness as defined or $25,000)		25,000
Excess net capital	$	736,594
Ratio of aggregate indebtedness to net capital		0.05 to 1

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2006):

There was no material difference between the Company's computation of net capital as included in Part II of Form X-17A-5 as of December 31, 2006 and that included herein.

* 2% of investment in money market funds.

See accompanying independent auditors' report.

Schedule II

BABSON CAPITAL SECURITIES INC.

(A Wholly Owned Subsidiary of Babson Capital Management LLC)

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2006

The Company operates pursuant to the exemptive provisions of (k)(2)(i) under Rule 15c3-3 of the Securities Act of 1934.

See accompanying independent auditors' report.

Schedule III

BABSON CAPITAL SECURITIES INC.
(A Wholly Owned Subsidiary of Babson Capital Management LLC)

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2006

The Company operates pursuant to the exemptive provisions of (k)(2)(i) under Rule 15c3-3 of the Securities Act of 1934.

See accompanying independent auditors' report.



KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 507 8321
Internet www.us.kpmg.com

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

The Board of Directors
Babson Capital Securities Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Babson Capital Securities Inc. (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial condition and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Security Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 23, 2007

END